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Via EDGAR

January 3, 2024

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc., File No. 811-23681

Dear Mr. Rosenberg:

On behalf of our client, Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 2, 2024 with respect to the revised preliminary proxy statement filed on December 22, 2023 by the Fund with the Commission under cover of Schedule 14A as form type PRER 14A (the “Revised Preliminary Proxy Statement”).

For your convenience, the responses are prefaced by a paraphrasing of the Staff’s comment in bold, italicized text.

United States Securities and Exchange Commission
Division of Investment Management
January 3, 2024

1.	The Revised Preliminary Proxy Statement states that “the Board of Directors rejected the notice with respect to the Advisory Agreement Proposal because it believes that Ocean Capital intends the proposal to cause a liquidation of the Fund from which its principals will receive a disproportionate financial benefit as compared to the primary shareholder base of the Fund.” Please inform the Staff of the basis for the belief that Ocean Capital intends to cause a liquidation of the Fund or remove this statement.

Response: The Fund respectfully acknowledges the Staff’s comment.

The Board believes that the ultimate goal of the proxy contests launched by Ocean Capital LLC (“Ocean Capital”) against the Fund, and the submission of the Advisory Agreement Proposal (as defined in the Revised Preliminary Proxy Statement), is the liquidation of the Fund and distribution of its assets. In May 2021, a principal of Ocean Capital and other shareholders submitted letters to a related fund that explicitly sought liquidation of that fund by or before January 31, 2022. The letter submitted by this principal is attached as Exhibit A. Moreover, the stated investment objective of Ocean Capital’s manager, PRCE Management, LLC, is to “effectuate a disposition of the assets of any Underlying Fund by effectuating a change in the composition of the board of directors of the Underlying Funds or liquidating such Underlying Funds.”1 Indeed, Ocean Capital has conceded that its nominees to the Fund for the upcoming annual meeting, if elected, would consider, among other things, “the liquidation of the Fund to realize its net asset values.”2

Further, in the absence of a practical and viable alternative investment adviser as a replacement, the termination of an investment advisory agreement by the shareholders of a closed-end investment fund (as sought by the Advisory Agreements Proposal) typically results in the liquidation of the fund. Although it is possible for funds to engage a replacement advisor following the termination of the investment advisory agreement, this rarely occurs, and it is highly improbable to occur for the Fund. Consistent with its intent to cause a liquidation of the Fund through the Advisory Agreement Proposal, Ocean Capital has not proposed a replacement adviser for the Fund in the event that shareholders approve the proposal.

2.	The Revised Preliminary Proxy Statement states that “the Fund rejected the notice with respect to the Advisory Agreement Proposal because the Board of Directors determined that Ocean Capital’s notice for such proposal failed to comply with the advance notice provisions set forth in the Fund’s organizational documents for notice of shareholder proposals.” Please inform the Staff of the legal basis for concluding that Ocean Capital’s notice did not comply with the Fund’s organizational documents.

Response: The Fund respectfully acknowledges the Staff’s comment.

Ocean Capital’s notice did not constitute valid notice of the Advisory Agreement Proposal because it failed to satisfy the requirements set forth in the Fund’s Amended and Restated By-Laws for such proposal. Specifically, Article II, Section 5 of the Fund’s By-Laws requires that a notice of proposals must include “any material interest of such stockholder in the proposal (other than as a stockholder).” Ocean Capital’s notice failed to disclose that Ocean Capital intends the Advisory Agreement Proposal to cause a liquidation of the Fund from which its principals will receive a disproportionate financial benefit, as compared to the primary shareholder base of the Fund.

The clear intent of the Advisory Agreement Proposal is to cause a liquidation of the Fund, as described above in our response to the Staff’s first comment. Liquidation of the Fund would disproportionately benefit Ocean Capital’s principals because they are beneficiaries of Puerto Rico’s Act to Promote the Relocation of Individual Investors to Puerto Rico, which entitles beneficiaries to avoid Puerto Rico income tax on, among other things, Puerto Rico source income from capital gains, interest, and dividends. Accordingly, Ocean Capital’s principals would receive distributions from a liquidation entirely tax-free. By contrast, the Funds’ primary shareholder base is composed of local Puerto Rico residents, who may not obtain beneficiary status under the Act and would thus incur greater tax liability from any such liquidation. As a result, Ocean Capital has a material interest in the approval of the Advisory Agreement Proposal other than as a shareholder, which was not disclosed in Ocean Capital’s notice letter as required by Article II, Section 5 of the Fund’s By-Laws.

1 PRCE Management LLC, Form ADV Part 2A Brochure (Aug. 3, 2021), https://files.adviserinfo.sec.gov/IAPD/Content/Common/crd_iapd_Brochure.aspx?BRCHR_VRSN_ID=722795.

2 Schedule 14A (PREC 14A), filed by Ocean Capital LLC at Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc. on December 18, 2023.

FUND II SEC RESPONSE LTR 000002

United States Securities and Exchange Commission
Division of Investment Management
January 3, 2024

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai H.E. Liekefett
Kai Haakon E. Liekefett

cc:	Owen Meacham, Fund Counsel

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm

FUND II SEC RESPONSE LTR 000003

United States Securities and Exchange Commission
Division of Investment Management
January 3, 2024

Exhibit A

Stockholder Letter

[See attached]

FUND II SEC RESPONSE LTR 000004